EXHIBIT 12.1

Statements Regarding Computations of Ratios of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income (loss) before provision for income taxes and minority interest plus Fixed Charges less minority interest in pre-tax income of subsidiaries that have not incurred Fixed Charges. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Six Months Ended June 30, 2005	Years Ended December 31,
(in thousands)(unaudited)		2004	2003	2002	2001	2000
Earnings:
Income (loss) before provision for income taxes and minority interest	$88,669	$121,376	$85,068	$71,176	$(137,281)	$(54,536)
Fixed charges	16,071	41,663	30,073	25,957	12,645	9,408
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(1,247)	(1,168)	(694)	(93)

	$104,740	$163,039	$113,894	$95,965	$(125,330)	$(45,221)

Fixed Charges:
Interest expensed	$13,392	$28,669	$25,086	$20,897	$10,518	$8,383
Amortized capitalized expenses related to indebtedness	1,503	10,309	3,475	3,200	777	553
Estimate of interest within rental expense	1,176	2,685	1,512	1,860	1,350	472

	$16,071	$41,663	$30,073	$25,957	$12,645	$9,408

Ratio of earnings to fixed charges	6.5	3.9	3.8	3.7	— (1)	— (1)

(1)	For the years ended December 31, 2001 and 2000, earnings were insufficient to cover fixed charges by $138.0 million and $54.6 million, respectively.